SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C
                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                             Laboratorio Chile S.A.
                       (Name of Subject Company (Issuer))

                               IVAX Holdings C.I.
                          a wholly owned subsidiary of
                                IVAX Corporation
                       (Name of Filing Persons (offerors))

                           American Depository Shares
                  (Each Representing 20 Shares of Common Stock)
                           Common Stock, no par value
                        (Titles of Classes of Securities)

                     (50540H104) American Depository Shares
                            (P6121Q106) Common Stock
                    (CUSIP Numbers of Classes of Securities)

                           Adrienne Fauz Cornejo, Esq.
                            Associate General Counsel
                                IVAX Corporation
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                                 (305) 575-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                           Person(s) Filing Statement)

                                   COPIES TO:

Laurie Green, Esq.                                   Jose Maria Eyzaguirre, Esq.
Kara MacCullough, Esq.                               Matias de Marchena, Esq.
Akerman, Senterfitt & Eidson, P.A.                   Claro L.C. Cia.
SunTrust International Center, 28th Floor            Apoquindo 3721 - 13th Floor
One Southeast Third Avenue                           P.O. Box 1867
Miami, Florida 33131-1714                            Postal Code 6760352
(305) 374-5600                                       Santiago Chile
                                                     (56-2) 367 30 00

                            CALCULATION OF FILING FEE
================================================================================
  TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           N/A                                                    N/A
================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

         Amount Previously Paid:   N/A                 Filing Party: N/A
         Form or Registration No.: N/A                 Date Filed:   N/A

[X] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

              IVAX TO COMMENCE CHILEAN CASH TENDER OFFER ON MAY 31

         MIAMI--(BUSINESS WIRE)--May 30, 2001--IVAX Corporation (AMEX:IVX - news), through a wholly owned subsidiary, has published a notice in two Chilean newspapers that it plans to commence a tender offer on Thursday, May 31, in Chile for 100% of the shares of Laboratorio Chile S.A. The publication is required by Chilean law to be made one day before commencement of the offer.

         Simultaneously with the Chilean offer, IVAX intends to commence an offer in the United States, on the same terms and conditions, for all of the outstanding American Depositary Shares ("ADS") of Laboratorio Chile and all shares held by U.S. holders. The offers will commence on Thursday, May 31, 2001 and will expire on Friday, June 29, 2001, unless otherwise extended or terminated. IVAX will offer to purchase shares of common stock for US$1.25 per share payable in Chilean pesos and US$25.00 per ADS payable in United States dollars. The offers are subject to certain conditions.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Laboratorio Chile.

         At the time the offer is commenced, IVAX will file a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the U.S. Securities and Exchange Commission ("SEC"). IVAX will also file tender offer documents (in Spanish) in Chile.

         The offer to purchase, the related letter of transmittal and certain other documents will be made available to all shareholders of Laboratorio Chile, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) will also be available at no charge at the SEC's website at www.sec.gov.

         The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Chilean tender offer documents will contain important information that should be read carefully before any decision is made with respect to the offer.

         IVAX Corporation, headquartered in Miami, Florida, is engaged in the research, development, manufacturing, and marketing of branded and brand-equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and international markets.

         Laboratorio Chile is the largest Chilean pharmaceutical company and among the major pharmaceutical companies in Argentina and Peru. It manufactures and markets a broad line of branded and brand equivalent products.

         Except for the historical matters contained herein, statements in this press release are forward-looking. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect IVAX' business and prospects, including the risks that the tender offer for Laboratorio Chile may not be launched or may not be completed, or if completed may not result in the purchase of a majority of the outstanding shares; that the acquisition of Laboratorio Chile may not be completed; that economic instability, political instability, and/or currency fluctuation, and other risks associated with operations in emerging markets may reduce the profitability of the pharmaceutical markets in which Laboratorio Chile operates; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. In addition to the risk factors set forth above, investors should consider the economic, competitive, governmental, technological and other factors discussed in the Company's Annual Report on form 10K and other filings with the Securities and Exchange Commission.


Contact:

     IVAX Corporation, Miami
     Investor Relations
     Tabitha H. Licea, 305/575-6043
     www.ivax.com